Exhibit 8.1

The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

Name of Subsidiary	Jurisdiction of Incorporation

Elbit Ltd.	Israel

DEP Technology Holdings Ltd.	Israel

Given Imaging Ltd.	Israel

Galil Medical Ltd	Israel

3DV Systems Ltd.	Israel